Raymond Y. Lin
Direct Dial: (212) 906-1369
raymond.lin@lw.com

53rd at Third
885 Third Avenue
New York, New York  10022-4834
Tel: +1.212.906.1200  Fax: +1.212.751.4864
www.lw.com

File No. 020616-0020

LATHAM & WATKINS LLP

February 3, 2009

VIA EDGAR AND FACSIMILE
(202) 772-9209

Daniel Gordon, Esq.

Accounting Branch Chief

Office of Real Estate and Business Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Tanger Factory Outlet Centers, Inc.

Tanger Properties Limited Partnership

Forms 10-K for the year ended December 31, 2007

Filed 02/28/08

Definitive Proxy Statement

Filed 04/03/08

File Nos. 001-11986 and 333-03526-01

Dear Mr. Gordon:

On behalf of our clients, Tanger Factory Outlet Centers, Inc. (the “Parent”) and Tanger Properties Limited Partnership (the “Operating Partnership” and together with the Parent, the “Company”) we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 27, 2009.

For your convenience, the Staff’s comment is set forth below in bold, followed by the Company’s response to the comment.

February 3, 2009

Form 10-K for the year ended December 31, 2007

Exhibits 31.1 and 31.2

1.
We note your response to comment 2; however, due to the nature of the improper wording of your certifications, it is not appropriate to file abbreviated amendments to correct the wording.  Please file amendments, including the entire periodic reports and new, corrected certifications, to your Forms 10-K for the year ended December 31, 2007 as well as your quarterly reports on Forms 10-Q for the periods ended March 31, June 30 and September 30, 2008.

Response:

In response to the Staff’s comment, the Company will file amendments, including the entire periodic reports and new, corrected certifications to its Forms 10-K for the year ended December 31, 2007 (the “2007 Forms 10-K”) and its Forms 10-Q for the periods ended March 31, June 30 and September 30, 2008 (the “2008 Forms 10-Q”).

During the course of responding to this comment, management conducted a review of prior filings and procedures and ascertained that the same language was used in each periodic report filed since August 14, 2003, a total of 42 periodic reports1.  With respect to these other filings, the Company proposes to file amendments which would include only corrected certifications to the Forms 10-K for the years ended 2006, 2005 and 2004 and the Forms 10-Q for all quarterly periods in 2007, 2006, 2005 and 2004 and for the period ended September 30, 2003 (collectively, the “Prior Periodic Reports”).

While the Company understands the Staff’s position, the Company respectfully submits that the time, effort and expense of refiling 42 periodic reports in their entirety outweighs any benefit to investors in a situation where the only issue is the form of certification, rather than the substance of compliance.2

The refiling of 42 entire periodic reports would necessitate the Company preparing the reports and obtaining additional consents from its independent accountants for the reports, which would require significant time, effort and expense.  Also, re-filing entire periodic reports may delay the filing of the Forms 10-K for the year ended December 31, 2008 (the “2008 Forms 10-K”), due on March 2, 2009, because the Company and its independent public accountants would be required to focus on the amendments to the periodic filings in addition to the 2008 Forms 10-K.  The Company respectfully submits that preparing and filing 42 entire periodic reports would constitute an undue burden to the Company, while providing no meaningful information.

1
 Since both the Parent and the Operating Partnership file periodic reports, the Company would have to refile 42 periodic reports if it were to correct all of the periodic reports filed after August 14, 2003.

2
 The Company acknowledges Compliance and Disclosure Interpretation 246.13 (“C&DI 246.13”) concerning the omission of the internal control over financial reporting language from the introductory portion of paragraph 4 of the Section 302 certification, as well as paragraph 4(b).  While C&DI 246.13 can be read to require the refiling of entire periodic reports after one year, the Company does not believe it should be imposed here because the cost outweighs the benefit.

February 3, 2009

During the course of management’s review, the Company determined that the Prior Periodic Reports used the certification language provided in Release No. 33-8124 (August 29, 2002).  Even though the form of Section 302 certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) was amended and became effective August 14, 2003 (Release No. 33-8238 (June 5, 2003)), with respect to paragraph 5 of the certification, the Company continued to use the proposing language and did not update the language in the Forms 10-K and 10-Q from August 2003 through September 30, 2008.  As is demonstrated in the table below, which shows a comparison of the correct language and the language used by the Company, the difference appears in paragraph 5 of the certification:

Correct Section 302 Certification:	Language used by the Company:[3]
5.    The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

3
 The Company initially filed management's report on internal control over financial reporting with the Forms 10-K for the year ended December 31, 2004 (the “2004 Forms 10-K”).  In addition to paragraph 5 as shown in the table, the Company inadvertently omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the certification and paragraph 4(b) in the 2004 Forms 10-K as well as the Forms 10-Q for 2005.  The Company included such language beginning with the Forms 10-K for the year ended December 31, 2005 and in all subsequent periodic filings.

February 3, 2009

As shown by the table above, the difference in the two paragraphs does not change the substantive meaning.  Paragraph 5 as filed is substantively similar to paragraph 5 as it should have been filed.4  The Company respectfully submits that this difference does not adversely affect past or current investors.  Indeed, the Company has received no inquiries on this matter from analysts or investors over the past five and a half years.  The Company believes that, given the immaterial difference and the burden of refiling 42 entire periodic reports, the Company should be allowed to refile only the certifications for the Prior Periodic Reports.

The Company’s position is supported by the Final Report of the Advisory Committee on Improvements to Financial Reporting to the United States Securities and Exchange Commission (August 1, 2008)(the “CIFiR Report”).  The CIFiR Report, which discussed the correction of financial reporting errors, recommended that the determination of how

[4]
The Company respectfully submits that the Staff has allowed other reporting companies to file amendments containing only corrected certifications, rather than amendments of entire periodic reports, in situations where far less periodic reports were at issue.  See, for example, Douglas Emmett, Inc. (Staff comment letter dated July 30, 2008, Form 10/Q-A filed August 12, 2008 for the period ended March 31, 2008), LaSalle Hotel Properties (Staff comment letter dated March 3, 2006, Form 10-K/A filed March 24, 2006 for the year ended December 31, 2005), Century Realty Trust (Staff comment letter dated May 25, 2006, Forms 10-K/A and Forms 10-Q/A filed June 12, 2006 for the years ended December 31, 2004 and 2005 and the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 and March 31, 2006), Switch & Data Facilities Company, Inc. (Staff comment letter dated 10/27/2008, Form 10-K/A filed November 10, 2008 for the year ended December 31, 2007), Decorator Industries, Inc. (Staff comment letter dated August 21, 2008, Form 10-K/A filed September 5, 2008 for the year ended December 29, 2007), Inca Designs, Inc. (Staff comment letter dated October 21, 2008, Form 10-Q/A filed October 8, 2008 for the period ended June 30, 2008), California Steel Industries, Inc. (Staff comment letter dated July 23, 2008, Form 10-K/A and Forms 10-Q/A filed on September 22, 2008 for the year ended December 31, 2007 and the periods ended March 31, 2008 and June 30, 2008).  The Company understands that the above examples are consistent with C&DI 246.13, which permits a reporting company to file a Form 10-K/A that contains only an explanatory note and corrected certification if the error occurs in the first Form 10-K that contains management’s report on internal control over financial reporting due to the transition period.  As is noted in footnote 3, the Company did this in 2005.  While the Company understands that this is different than the internal control over financial reporting scenario for which the Staff has made exceptions, the Company respectfully submits that the Staff has also allowed companies with certification errors other than those related to the phase in of internal control over financial reporting to also file amendments that include only corrected certifications.  (See, for example, Grubb & Ellis Healthcare REIT, Inc. (Staff comment letter dated November 5, 2008, Form 10-K/A filed November 23, 2008 for the period ended December 31, 2007) and Silver Pearl Enterprises, Inc. (Staff comment letter dated August 6, 2008, Form 10-K/A and Forms 10-Q/A filed September 30, 2008 for the year ended December 31, 2007 and the periods ended March 31, 2008 and June 30, 2008)).  The Company respectfully submits that the Staff’s allowance of refiling only certifications in other instances supports its position concerning the Prior Periodic Reports.

February 3, 2009

to correct a material error should be made based on the needs of current investors making current investment decisions.5  While recognizing that the Commission has not adopted the CIFiR Report, the Company believes this position should be followed in this situation.  Consistent with the CIFiR Report, the Company respectfully submits that the correction of the certification error in periodic reports prior to the 2007 Form 10-K would not be important to current investors making current investment decisions.  In addition, requiring the amendment and refiling 42 complete periodic reports may delay prompt disclosure of current financial information to current investors.

The Company has consistently produced high quality periodic reports and holds itself to a very high standard with respect to reporting and compliance.  The Company has never identified a material weakness with respect to internal control over financial reporting.  The Company received only five comments from the Staff during its most recent review.  In a November 2004 review of the 2003 Form 10-K, the Company received five comments, which were followed up by two additional comments on the 2004 Form 10-K.  All of these comments were resolved to the satisfaction of the Staff.  In addition, a Public Company Accounting Oversight Board (“PCAOB”) review in May 2008 of the Company’s 2007 audit by the Company’s independent registered public accountants resulted in no comments from the PCAOB inspector.  Management has informed the Audit Committee of the Staff’s comment letters dated December 18, 2008 and January 27, 2009 and the Company’s responses dated January 16, 2009 and the date hereof, and the Audit Committee is in agreement with the Company’s proposed course of action.

For the above reasons, the Company proposes to file amendments containing the entire periodic report with respect to the 2007 Forms 10-K and 2008 Forms 10-Q and amendments containing only a corrected certification with respect to the Prior Periodic Reports.

The Company has authorized us to acknowledge on its behalf that, in connection with this response:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  5 The CIFiR Report states:

“…a prior period error that was material to that prior period, but that does not affect the annual financial statements or financial information included within a company’s most recent filing with the SEC, may not need to be corrected through an amendment to prior period filings if the financial statements that contain the error are determined not to be important to investors making current investment decisions.  Such errors would be corrected in the period in which they are discovered with appropriate disclosure about the error and the periods impacted.  This approach would provide investor making current investment decisions with more timely financial reports and avoid the costs to investors of delaying prompt disclosure of current financial information in order for a company to correct multiple prior filings.”

February 3, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible.  If you have any questions in connection with our responses to your comments, please feel free to call the undersigned at (212) 906-1369 or John Huber at (202) 637-2242.

Best regards,

/s/ Raymond Y. Lin

Raymond Y. Lin
of LATHAM & WATKINS LLP

cc:           Frank Marchisello, Executive Vice President, Chief Financial Officer & Secretary/TangerFactory Outlet Centers, Inc.
William Benton, Chairman of Audit Committee/Tanger Factory Outlet Centers, Inc.
Jessica Barberich/Securities and Exchange Commission
Tom Kluck/Securities and Exchange Commission
Erin Martin/Securities and Exchange Commission
Peter Coode, Engagement Partner/PricewaterhouseCoopers LLP